Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

April 7, 2014

Ms. Cecilia Blye

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

U. S. A.

Re:	Honda Motor Co., Ltd.
Form 20-F for the fiscal year ended March 31, 2013
Filed June 25, 2013
File No. 1-7628

Dear Ms. Blye:

This is in response to the staff’s comment letter of March 18, 2014, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2013. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

“1. In your letter to us dated March 31, 2011, you discussed your contacts with Syria and Sudan, countries that are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your 2011 letter, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. Your response should describe any services, technology, products, equipment or components you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.”

Response:

We have not appointed any additional distributors in Syria and Sudan since our previous response on March 31, 2011 (the “2011 Response”). The following describes our operations in these countries since the 2011 Response.

Ms. Cecilia Blye

Office of Global Security Risk

Securities and Exchange Commission

With respect to Syria, we have been engaged in exporting automobile and power equipment products to independent local distributors, as described in the 2011 Response. Our business exposure in Syria has been decreasing since the 2011 Response and in the fiscal nine months ended December 31, 2013, we did not export any assembled products or repair parts.

With respect to Sudan, we have been engaged in exporting automobile and motorcycle products to independent local distributors, as described in the 2011 Response. Our business exposure in Sudan has been decreasing since the 2011 Response and in the fiscal year ended March 31, 2013 and the fiscal nine months ended December 31, 2013, we exported only repair parts and did not export any assembled products.

Currently, we do not anticipate any future material expansion of our operations in Syria or Sudan. In addition, to the best of our knowledge, understanding and belief, our operations do not involve the governments of these countries or entities controlled by the governments of these countries.

“2. Please discuss the materiality of any contacts with Syria and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.”

Response:

We do not believe that our contacts with Syria and Sudan individually or in the aggregate, constitute a material risk for our security holders in either quantitative or qualitative terms.

In quantitative terms, we believe our operations in Syria and Sudan are immaterial to our consolidated financial condition and results of operations.

Ms. Cecilia Blye

Office of Global Security Risk

Securities and Exchange Commission

•	Our total consolidated net sales for the fiscal years ended March 31, 2011, 2012, 2013 and for the fiscal nine months ended December 31, 2013 were approximately US$104.3 billion, US$100.5 billion, US$118.9 billion and US$88.0 billion, respectively. (Based on an exchange rate of US$1 = ¥85.71, 79.07, 83.10 and 99.39, the average exchange rates during the fiscal years ended March 31, 2011, 2012, 2013 and the fiscal nine months ended December 31, 2013, respectively.) Our total consolidated net sales attributable to our operations in Syria and Sudan in each corresponding period were approximately US$15 million, US$6 million, US$410 thousand and US$11 thousand, respectively. On a percentage basis this represents 0.015%, 0.006%, 0.0003% and 0.00001%, respectively, of our consolidated sales for each period.

•	Our total assets were approximately US$139.2 billion, US$143.4 billion, US$145.0 billion and US$147.5 billion, respectively, as of March 31, 2011, 2012, 2013 and December 31, 2013. (Based on an exchange rate of US$1 = ¥83.15, 82.19, 94.05 and 105.39, the prevailing exchange rates on March 31, 2011, 2012, 2013 and December 31, 2013, respectively.) As of the same date, our total accounts receivables for the independent local distributors in Syria and Sudan on a consolidated basis were approximately US$785 thousand, US$267 thousand, US$0 and US$0, respectively. We do not have any other assets or liabilities with respect to these independent local distributors.

In qualitative terms, our products sold in Syria and Sudan are not designed for military application. In addition, as mentioned above, our operations in these countries do not involve the governments of these countries or entities controlled by the governments of these countries. Accordingly, we do not believe that our activities in these countries constitute a material investment risk for our security holders or would materially impact our reputation or share value.

“3. Please tell us whether any products you have sold into Syria or Sudan since your March 31, 2011 letter have military applications.”

Response:

Our products sold in Syria and Sudan are not designed for military application.

*        *        *        *         *

Ms. Cecilia Blye

Office of Global Security Risk

Securities and Exchange Commission

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or by e-mail, Tatsuya Iida, Manager of Investor Relations Department (fax: 81-3-5412-1134; e-mail: tatsuya_iida@hm.honda.co.jp).

Very truly yours,

/s/ Kohei Takeuchi

Kohei Takeuchi
Operating Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

cc:	Mr. Max Webb
(Division of Corporate Finance
Securities and Exchange Commission)

Mr. Izumi Akai

Ms. Victoria Farren

Mr. Ingram Weber

(Sullivan & Cromwell LLP)